NATIONAL RETAIL FUND III

4020 S. 147th Street

Omaha, Nebraska 68137

December 19, 2008

Via Facsimile and EDGAR Filing

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Attention:  Mr. Richard Pforte

Re:

National Retail Fund III – Registration Statement on Form N-2 (1933 Act File No. 333-150171; 1940 Act File No. 811-22199)

Acceleration Request

Mr. Pforte:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, National Retail Fund III (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective under the Securities Act of 1933, as amended, at 10:00 a.m., Washington, DC time, on December 24, 2008 or as soon thereafter as practicable.  The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

In connection with the Company’s submission of the Company’s request for accelerated effectiveness of the above-referenced registration statement, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the registration statement; (ii) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the registration statement effective, such declaration does not foreclose the Commission from taking any action with respect to the registration statement; (iii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iii) the Company may not assert the comments of the staff of the Commission or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

National Retail Fund III

By: /s/ Andrew Rogers

Name: Andrew Rogers

Title: Treasurer